May 21, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	NuStar Energy L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 3, 2018

File No. 333-223671

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 28, 2018

File No. 001-16417

Dear Mr. Reynolds:

Set forth below are the responses of NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated May 11, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-4 filed by the Partnership on May 3, 2018 (File No. 333-223671) (the “Registration Statement”) and Form 10-K for fiscal year ended December 31, 2017 filed by the Partnership on February 28, 2018 (File No. 001-16417) (the “Form 10-K”).

For the convenience of the Staff’s review, the Partnership has set forth below the comments contained in the Comment Letter, followed by the Partnership’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Partnership is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. The Partnership is also mailing to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 2 showing changes to the Registration Statement.

19003 IH-10 West ● San Antonio, Texas 78257 ● Telephone (210) 918-2000

U.S. Securities and Exchange Commission

May 21, 2018

General

1.	We note that you have proposed to address various concerns raised in prior comments on your annual report by revising disclosures in future filings. Please ensure that any corresponding disclosures in your registration statement are similarly revised.

Response

In response to the Staff’s comment, the Partnership has revised the Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the year ended December 31, 2017, on page F-4 of Amendment No. 2, to include a subtotal of expense labeled “Total costs associated with service revenues.”

The Merger, page 30

Subsequent Events, page 36

2.	We note that Baird presented an updated financial analysis of the proposed merger to the NSH Conflicts Committee on April 26, 2018. Please disclose the substance of such analysis, including discounted cash flow analysis, discounted distribution analysis and selected public company comparables analysis, and discuss any material differences with the financial analysis presented to the NSH Conflicts Committee on February 7, 2018.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 38 of Amendment No. 2.

Opinion of the NSH Conflicts Committee’s Financial Advisor, page 47

Discounted Cash Flow Analysis, page 50

3.	Please revise your disclosure to define and quantify the unlevered free cash flows used in this analysis.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 52 of Amendment No. 2.

Where You Can Find More Information, page 138

4.	Please amend your registration statement to incorporate by reference the Form 10-Q filed on May 8, 2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after “the date of the initial registration statement and prior to effectiveness” will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

U.S. Securities and Exchange Commission

May 21, 2018

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 140 of Amendment No. 2 to specifically incorporate by reference the Partnership’s Form 10-Q filed on May 8, 2018 and NSH’s Form 10-Q filed on May 8, 2018 and all other reports filed by the Partnership and NSH pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness.

Exhibit 8.1

5.	We note your revisions in response to prior comment 10. Please have counsel revise the tax opinion filed as Exhibit 8.2 to opine on the material tax consequences of the offering. For guidance, see Section III.C.2 of Staff Legal Bulletin 19.

Response

In response to the Staff’s comment, the Partnership has filed as Exhibit 8.2 a revised form of tax opinion of counsel that opines on the material tax consequences of the offering.

Form 10-K for Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis, page 41

Trends and Outlook, page 52

6.	We note your response to prior comment 13, explaining that your accounting for hurricane damage in the third quarter of 2017 relates to assets you identified as being destroyed or damaged beyond repair, and that a $79 million gain for insurance proceeds received during the first quarter of 2018 was recognized in advance of remaining repairs because it is nonrefundable and is not contingent.

We note that you have not indicated any accrual was made for assets which had damage that would be repaired, although you have disclosed that you expect repairs of such assets to continue into 2020. Tell us how you considered the nature, extent and cost of these repairs in evaluating the need for an accrual of probable loss in accordance with FASB ASC 450-20-25-2.

Please describe and quantify the repairs that you have completed or expect to complete to fully repair hurricane damage to the assets underlying your insurance claims and recoveries that were not destroyed or damaged beyond repair.

Response

Pursuant to FASB ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if the following two conditions exist: (a) information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated.

U.S. Securities and Exchange Commission

May 21, 2018

In evaluating the need for an accrual of probable loss, the Partnership considered: (a) the nature of the ongoing activities and the appropriate classification of those amounts (i.e., capital versus expense); and (b) the probability that an asset had been impaired or that a liability had been incurred. Based on the Partnership’s evaluation of the nature of the expenditures to be incurred, which is discussed further below, it concluded that such expenditures would be classified as reliability capital expenditures rather than repair expenses.

This conclusion is consistent with the descriptions of such categories contained in the Form 10-K. Note 2 of the Notes to Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data” of the Form 10-K provides that, “[w]e record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.” In addition, “Liquidity and Capital Resources—Capital Requirements” of the Form 10-K notes that reliability capital expenditures are those expenditures “required to maintain the existing operating capacity of existing assets or extend their useful lives, as well as those required to maintain equipment reliability and safety.”

In the Form 10-K, the Partnership projected reliability capital expenditures for 2018 to be between $80.0 million and $100.0 million, an amount that significantly exceeds the reliability capital expenditures incurred in each of the years 2015 – 2017, and the Form 10-K provides that this increase is due to “a significant portion of reliability capital spending . . . relat[ing] to hurricane damage repairs at our St. Eustatius facility.”

As noted in the Partnership’s previous response, all cleanup costs, minor repairs and write-offs of assets destroyed or damaged beyond repair at the Partnership’s St. Eustatius facility were expensed as incurred in the third and fourth quarters of 2017. The remaining damage, although widespread, does not prohibit the Partnership from operating the facility in the ordinary course. As a result, the Partnership concluded it was not probable that other assets were impaired.

The receipt of the insurance proceeds does not obligate the Partnership to perform the repairs, and the Partnership may utilize the insurance proceeds for other purposes while continuing to operate the St. Eustatius facility in its current state. That fact, coupled with the fact that the facility remains operational, gives the Partnership flexibility in both the timing and extent of the expected reliability capital expenditures. The Partnership intends to make those expenditures to restore, and in some respects improve, the facility’s operating capability in a way that minimally disrupts its operations. Therefore, these remaining reliability capital expenditures are discretionary, and, as of the balance sheet date, the Partnership concluded that it was not probable that it had incurred a liability.

U.S. Securities and Exchange Commission

May 21, 2018

In summary, the Partnership concluded that the requirements of paragraph a. of FASB ASC 450-20-25-2 were not met. With regard to paragraph a., the Partnership determined it was not probable that an asset had been impaired or a liability had been incurred at the balance sheet date (thus not requiring an accrual under FASB ASC 450-20-25-2). The Partnership believes its analysis is consistent with FASB ASC 450-20-25-2, paragraph b., which states, in part, “even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period.” Furthermore, as discussed, the Partnership determined the expenditures will be classified as reliability capital, not repair expense, and are, therefore, outside the scope of FASB ASC 450-20-25-2, which requires accruals to be recorded as expenses.

With respect to the $100 million of insurance proceeds received by the Partnership, the Partnership initially notified its property insurance carriers of the damage. On several occasions, the insurance carriers’ designated adjuster, and experts retained by the designated adjuster, inspected the facility to review the damage and discuss anticipated repairs. Ultimately, the adjuster prepared an actual cash value estimate of the damage in the amount of $108 million, which exceeded the $100 million named windstorm limit on the policy. The insurance carriers offered to fund the $100 million policy limit, and the Partnership accepted the $100 million actual cash value settlement.

Currently, the Partnership estimates the total reliability capital expenditures required to repair the damage at the facility to be approximately $79 million, consisting primarily of the following:

•	$38 million related to 31 partially damaged tanks, consisting of the estimated cost to empty and clean the tanks, inspect the tanks, and repair damage, including complete or partial replacement of insulation on certain heated tanks; and

•	$41 million related to repairing facility infrastructure, including jetty and dock assets, hillside erosion, pipeline supports, road paving, administrative buildings, fencing, the single-point mooring buoy and electrical and instrumentation items.

The damage sustained at the St. Eustatius facility accumulated to an aggregate amount that is significant, relative to the total value of the facility; however, the damage sustained does not directly impede the facility’s operations. The damage is covered by insurance, but, much like an automobile owner whose insured vehicle has sustained hail damage, the day-to-day operation of the facility continues and the owner, in this case, the Partnership, can control the timing and extent of its repairs and associated expenditures to minimize, as much as possible, downtime or disruption. Because when made, these reliability capital expenditures will extend the useful life of existing assets and/or maintain the facility’s existing operating capacity, reliability and safety, the Partnership plans to capitalize those expenditures consistent with its accounting policy.

U.S. Securities and Exchange Commission

May 21, 2018

Critical Accounting Policies, page 61

7.	We have read your response to prior comment 14 and believe that you should further revise your disclosure about the critical accounting aspects of your impairment testing to address specific material implications of uncertainties associated with the methods, assumptions and estimates, as reflected in your financial statements.

Response

With regard to the Partnership’s critical accounting policy for the Impairment of Long-Lived Assets, the Partnership proposed in its previous response to expand its disclosure to encompass the material implications of uncertainties associated with the methods, assumptions and estimates underlying its critical accounting measurements. The Partnership proposes to add the following in subsequent Form 10-K filings, with the underlined portion added to address comment 7 above:

In determining the existence of an impairment of the carrying value of an asset, the Partnership makes a number of subjective assumptions as to:

•	whether there is an event or circumstance that may indicate that the carrying amount of an asset may not be recoverable;

•	the grouping of assets;

•	the intention of holding, abandoning or selling an asset;

•	the forecast of undiscounted expected future cash flows with respect to an asset or asset group; and

•	if an impairment exists, the fair value of the asset or asset group.

The Partnership’s estimates of undiscounted future cash flows include: (i) discrete financial forecasts, which rely on management’s estimates of revenue and operating expenses; (ii) long-term growth rates; and (iii) estimates of useful lives of the assets. The identification of impairment indicators and the estimates of future undiscounted cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions, which the Partnership believes to be reasonable but are inherently uncertain. The uncertainties underlying the Partnership’s assumptions and estimates could differ significantly from actual results and could cause a different conclusion about the recoverability of the Partnership’s assets. If that were to occur, and the Partnership determined an asset was impaired, the amount of impairment could be material to the Partnership’s results of operations.

U.S. Securities and Exchange Commission

May 21, 2018

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (210) 918-2512 or Jorge A. del Alamo, Senior Vice President and Controller at (210) 918-2796.

Very truly yours,

/s/ Amy L. Perry
Amy L. Perry
Senior Vice President, General Counsel – Corporate & Commercial Law and Corporate Secretary

cc:	George J. Vlahakos, Sidley Austin LLP

Mark V. Purpura, Richards, Layton & Finger, P.A.

Igor Kirman, Wachtell, Lipton, Rosen & Katz